SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 6, 2014, Postmedia Network Canada Corp. (the “registrant” or “Company”) announced that its subsidiary, Postmedia Network Inc. has entered into a definitive agreement with Quebecor Media Inc. (“QMI”) to purchase Sun Media Corporation’s stable of 175 English language newspapers, specialty publications and digital properties (“Sun Media”), including the Sun chain of dailies, consisting of The Toronto Sun, The Ottawa Sun, The Winnipeg Sun, The Calgary Sun and The Edmonton Sun, as well as The London Free Press and the free 24 Hours dailies in Toronto and Vancouver. The purchase price is $316 million in cash less a $10 million adjustment related primarily to real estate properties to be disposed of by Sun Media prior to closing, and other customary price adjustments to be determined subsequent to closing. The transaction also includes the acquisition of associated English language digital properties, including the Canoe portal outside of Quebec, as well as QMI’s Islington printing plant in Ontario, and 34 owned real estate properties in Ontario, Alberta and Manitoba.

Based on financial information provided by Sun Media Corporation, in calendar year 2013, the Sun Media properties generated Adjusted EBITDA of approximately $90 million on Adjusted Revenue of $508 million (the use of the measures Adjusted EBITDA and Adjusted Revenue are explained in the press release attached as Schedule “A”). Based on financial information provided by Sun Media Corporation, for the last 12 months ending June 30, 2014 the Sun Media properties generated Adjusted Revenue and Adjusted EBITDA of approximately $487 million and $87 million, respectively. In addition, the Company anticipates annualized cost synergies in the range of $6 to $10 million. The additional free cash flow will improve the financial strength of the Company and allow it to accelerate its deleveraging efforts.

The acquisition of the Sun Media properties is expected to:

Significantly Enhance Cash Flow Profile and Pro Forma Leverage

•

Adjusted EBITDA on a pro forma combined basis of approximately $204 million (excluding synergies) will improve the Company’s financial strength and free cash flow (based on the 12 months ended May 31, 2014 for the Company and the 12 months ended June 30, 2014 for Sun Media)

•

Reduces net debt/Adjusted EBITDA at May 31, 2014 from 3.8x to a pro forma combined ratio of 2.9x (based on the 12 months ended May 31, 2014 for the Company and the 12 months ended June 30, 2014 for Sun Media)

Generate Synergy Potential

•	Anticipated cost synergies in the range of $6 to $10 million per annum within two years

•	Extended digital reach in order to compete more effectively with larger competitors

Increase Owned Real Estate

•	Transaction includes real estate portfolio with more than one million square feet of space and estimated value in the range of $50 to $60 million

•	Potential sales of Sun Media properties subsequent to closing provides additional opportunities to accelerate debt reduction

The definitive agreement has been approved by both companies’ Boards of Directors and is subject to customary regulatory approvals, including from the Competition Bureau. During the regulatory review period, QMI will continue to operate the Sun Media properties.

The Company will finance the acquisition through a combination of debt and equity.

The debt financing will be provided through the issuance of an additional $140 million of its currently outstanding 8.25% Senior Secured Notes due 2017 (the “Notes”). An existing Noteholder, who owns more than 50% of the currently outstanding Notes, has entered into a subscription agreement pursuant to which it has agreed to purchase subscription receipts representing the entire amount of the additional Notes. The subscription receipts will bear interest at the same rate as the Notes and will automatically be exchanged for the additional Notes on completion of the acquisition, for no additional consideration. Closing of the subscription receipt offering is expected to occur in late October, following the completion of a formal consent solicitation to approve, amongst other things, amendments to the existing Note indenture required to facilitate the incremental funding of the additional Notes. The amendments must be approved by the holders of a majority of the outstanding Notes, but with the subscriber for the new Notes holding a majority of the Notes and agreeing to approve the amendments, this approval is assured.

The Company intends to raise the balance of the funds required for the acquisition by way of a rights offering of subscription receipts (the “Rights Offering”) for gross proceeds of $186 million less net proceeds from real estate sales of up to $50 million, to the extent available, prior to the launch of the Rights Offering. The Company has entered into a standby purchase agreement with its largest shareholder, GoldenTree Asset Management LP (“GoldenTree”) pursuant to which GoldenTree has agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering. In connection with its backstop of the rights offering, GoldenTree will enter into a voting restriction agreement with the Company that will limit the number of votes that GoldenTree will be entitled to cast at any meeting of the Company’s shareholders to 33 1/3%, less one share, of the total number of outstanding voting rights in respect of all of the issued and outstanding shares at such time, regardless of how many shares GoldenTree owns at such time.

The Rights Offering will be subject to regulatory approval. Further details regarding the Rights Offering will be provided in the prospectus that the Company will file in Canada in connection with the distribution of the rights.

Under the terms of the Rights Offering, shareholders of the Company as of a record date, which is yet to be determined, will receive rights to subscribe for subscription receipts of the Company. Each subscription receipt will be automatically exchanged for one variable voting share of the Company on completion of the acquisition, without additional consideration. The subscription price under the rights offering will be not more than $1.10 per subscription receipt. The Company will apply to list the rights, the subscription receipts and the variable voting shares underlying the subscription receipts for trading on the TSX. The rights will be exercisable for at least 21 days following the date of mailing of the final prospectus. It is currently anticipated that the Rights Offering will be launched in January, 2015.

Please see the section entitled “Forward-Looking Information” in the press release furnished with this report as Exhibit 99.1, which section qualifies the forward-looking statements in this report on Form 6-K.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Exhibit

2.1	Purchase Agreement, dated as of October 6, 2014, by and between Postmedia Network Inc. and Quebecor Media Inc.

10.1	Subscription Agreement, dated as of October 6, 2014, by and between Postmedia Network Inc. and Canso Investment Counsel Ltd.

10.2	Subscription Receipt Indenture, dated as of October 6, 2014, by and between Postmedia Network Inc. and Computershare Trust Company of Canada.

10.3	Standby Purchase Agreement, dated as of October 6, 2014, by and between Postmedia Network Canada Corp. and GoldenTree Asset Management LP.

99.1	Press release dated October 6, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ DOUGLAS LAMB
Douglas Lamb
Chief Financial Officer

Date: October 14, 2014.

EXHIBIT INDEX

Exhibit No.	Exhibit

2.1	Purchase Agreement, dated as of October 6, 2014, by and between Postmedia Network Inc. and Quebecor Media Inc.

10.1	Subscription Agreement, dated as of October 6, 2014, by and between Postmedia Network Inc. and Canso Investment Counsel Ltd.

10.2	Subscription Receipt Indenture, dated as of October 6, 2014, by and between Postmedia Network Inc. and Computershare Trust Company of Canada.

10.3	Standby Purchase Agreement, dated as of October 6, 2014, by and between Postmedia Network Canada Corp. and GoldenTree Asset Management LP.

99.1	Press release dated October 6, 2014.